April 12, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:                                         Dorrie Yale

Suzanne Hayes

Re:                                                                             Verastem, Inc.
Registration Statement on Form S-3, filed March 30, 2017
File No. 333-217048

Ladies and Gentlemen:

On behalf of Verastem, Inc. (the “Company”), we submit via EDGAR this letter in response to the written comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), dated April 7, 2017 (the “Comment Letter”), with regard to the Company’s above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the response of the Company.

Sales Agreement Prospectus Cover Page

1. It appears that you are relying on General Instruction I.B.6 of Form S-3 for this offering. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus.  Refer to Instruction 7 to General Instruction I.B.6.  Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Response:

The Company advises the Staff that it meets the public float requirements set forth in General Instruction I.B.1 of Form S-3. General Instruction I.B.1 requires the aggregate market value of the voting and non-voting common equity held by non-affiliates of a company to be at least $75 million.

117 Kendrick Street  |  Suite 500  |  Needham, MA  |  02494  |  P: (781) 292-4200  |  F: (617) 812-0059  |  www.verastem.com

The instruction to General Instruction I.B.1 states that the computation of the aggregate market value of the voting and non-voting common equity held by non-affiliates of a company shall be computed using the price at which the common equity was last sold, or the average of the bid and asked prices of such common equity, in the principal market for such common equity as of a date within 60 days prior to the date of filing.

The Company filed the Registration Statement on March 30, 2017. As of March 30, 2017, there were 36,992,418 shares of the Company’s common stock, par value $0.0001 per share (“Common Stock”), outstanding, which is the only class of common equity of the Company currently outstanding. As of such date, the closing per share sales price of the Common Stock on the NASDAQ Global Market (the principal market for the Common Stock) was $2.21, as reported by The Wall Street Journal. Accordingly, the aggregate market value of the Company’s outstanding voting and non-voting common equity as of March 30, 2017 was approximately $81,753,243.

In addition, as of March 30, 2017, the Company’s directors and executive officers held an aggregate of 369,430 shares of Common Stock, including restricted stock. Other than the Company’s directors and executive officers, the Company is not aware of any other potential affiliates that hold Common Stock. Accordingly, based on the foregoing, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company as of March 30, 2017 (a date within 60 days prior to the filing of the Registration Statement) is at least as follows:

Aggregate Market Value of Outstanding Common Equity (36,992,418 * $2.21)	$81,753,243
Minus Aggregate Market Value of Common Equity Held by Affiliates (369,430 * $2.21)	$816,440
Aggregate Market Value of Common Equity Held by Non-Affiliates	$80,936,803

Based on the foregoing calculations and other information, the aggregate market value of the Company’s outstanding voting and non-voting common equity held by non-affiliates was greater than $75 million as of March 30, 2017.  The Company is therefore not relying on General Instruction I.B.6 of Form S-3 and is eligible to use Form S-3 in accordance with General Instruction I.B.1.

General

2. We note that you have a pending request for confidential treatment. Please be advised that we will not be in a position to declare your registration statement effective until we resolve any issues concerning the confidential treatment request.

Response:

The Company acknowledges the Staff’s comment that the Staff will not be in a position to declare the Company’s Registration Statement effective until any issues concerning the confidential treatment request are resolved.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or comments about this letter or need any further information, please call the undersigned at (781) 292-4213.

Very truly yours,

/s/ Joseph Chiapponi
Joseph Chiapponi

cc:	Robert Forrester (Verastem, Inc.)
Marko Zatylny (Ropes & Gray LLP)